UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2006
Commission File Number: 001-14572

FOUR SEASONS HOTELS INC.

(Translation of registrant’s name into English)

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Attention: Executive Vice-President & Secretary

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit No.	Description

99.1	Press release of Four Seasons Hotels Inc., dated November 9, 2006, reporting third quarter 2006 results

99.2	Unaudited consolidated financial statements of Four Seasons Hotels Inc. for the three months and nine months ended September 30, 2006

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended September 30, 2006

99.4	Summary of Hotel Operating Data for the three months ended September 30, 2006

99.5	Scheduled opening of properties under construction or in advance stages of development for Four Seasons Hotels Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUR SEASONS HOTEL INC.

Date: November 9, 2006	By:	/s/ Randolph Weisz
Name: Randolph Weisz
Title: Executive Vice President, General Counsel And Secretary

 EXHIBIT INDEX
Exhibit No.	Description

99.1	Press release of Four Seasons Hotels Inc., dated November 9, 2006, reporting third quarter 2006 results

99.2	Unaudited consolidated financial statements of Four Seasons Hotels Inc. for the three months and nine months ended September 30, 2006

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended September 30, 2006

99.4	Summary of Hotel Operating Data for the three months ended September 30, 2006

99.5	Scheduled opening of properties under construction or in advance stages of development for Four Seasons Hotels Inc.

Form 52-109F2
Certification of Interim Filings

I, Isadore Sharp, Chief Executive Officer of Four Seasons Hotels Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Four Seasons Hotels Inc. (the issuer) for the interim period ending September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

/s/ Isadore Sharp
Isadore Sharp
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings

I, John Davison, Chief Financial Officer of Four Seasons Hotels Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Four Seasons Hotels Inc. (the issuer) for the interim period ending September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006
/s/ John Davison
John Davison
Chief Financial Officer